Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of BJ’s Restaurants, Inc. for the registration of 3,075,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2006, with respect to the consolidated financial statements of BJ’s Restaurants, Inc., BJ’s Restaurants, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of BJ’s Restaurants, Inc, included and incorporated by reference in its Annual Report (Form 10-K) for the year ended January 3, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

December 14, 2006